

April 24, 2024

Lucy Rutishauser
Chief Financial Officer
Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley , MD 21030

  Re: Sinclair, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2023
    Form 8-K filed February 28, 2024
    File No. 333-271072

Dear Lucy Rutishauser:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Sinclair, Inc. Results of Operations
Local Media Segment
Revenues, page 57

1. You disclose that "Distributors for our broadcast signals, decreased $40 million in 2023, when compared to the same period in 2022, primarily due to a decrease in subscribers, partially offset by an increase in contractual rates." Since subscribers and contractual rates are the drivers of your revenue, please disclose those key statistical measures in your MD&A for all periods presented. We refer to guidance in Item 303 of Regulation S-K.

2. We note you discuss local advertising revenue by categories such as political, automotive, retail, home products, pharma, food, etc. in your earnings presentation. To help investors understand the drivers of your local advertising revenue, please consider disclosing revenue by these different categories in future filings for all periods presented. Provide us with your proposed future disclosure.

Notes to the Consolidated Financial Statements

5. Goodwill, Indefinite-lived intangible assets, and other intangible assets, page F-23

3.   We note the value of your goodwill significantly exceeds your market capitalization. Please provide us with a reconciliation of the aggregate fair value of your reporting units to your market capitalization as of or around the goodwill impairment test date. Refer to ASC 350-20-35-22 to 35-24. In future filings if goodwill continues to exceed your market capitalization, provide a discussion of how you considered market capitalization when performing your goodwill impairment analysis.

12. Income Taxes, page F-34

4.   We note that in 2022 you increased your valuation allowance by $56 million and then in 2023 you decreased it by $212 million. Both the increase and decrease in the valuation allowance were associated with the federal interest expense carryforwards under IRC Section 163(j). With a view towards expanded disclosure, please tell us specifically what occurred in relation to the federal interest expense carryforward under IRC Section 163(j) between 2022 and 2023 that caused the significant change in the valuation allowance.

Form 8-K filed February 28, 2024

Exhibit 99.1, page 1

5.   We note your statement that "As of December 31, 2023, the Company estimated the fair market value of Ventures' minority investment portfolio, which includes Ventures' cash of $343 million, and investments in real estate, private equity, and venture capital funds, as well as direct investments in companies, at approximately $1.2 billion, or approximately $18 per share." Please tell us specific information about Ventures' minority investment portfolio and how it is reflected in your Form 10-K for the fiscal year ended December 31, 2023. Disclose how these balances were calculated and why you believe it is appropriate to present them in your Form 8-K. As applicable, refer to your basis in accounting literature.

6.   We note that you have disclosed a number of measures labeled as "excluding Adjustments" or as "excluding DSG." As these amounts appear to be non-GAAP measures, please revise to identify them as such and to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

7.   You present the non-GAAP measures Adjusted EBITDA and Adjusted Free Cash Flow within a tabular disclosure of segment financial information. Please explain your basis for the manner in which Adjusted EBITDA and Adjusted Cash Flow are calculated as part of this table (including the consolidated amounts). In addition, tell us how you considered disclosing Operating income (loss), which is used to measure segment performance, with equal or greater prominence to the non-GAAP segment measures. Refer to Item

10(e)(1)(i)(A) of Regulation S-K and question 102.10(a) of the non-GAAP C&DIs.

8. You state that the "Company considers Adjusted EBITDA to be an indicator of the Company's operating performance and the ability to service its debt. The Company also believes that Adjusted EBITDA is frequently used by industry analysts, investors and lenders as a measure of valuation and ability to service its debt." Please clarify whether Adjusted EBITDA is a performance measure or a liquidity measure. If it is a performance measure, explain why there appear to be cash-based adjustments. Alternatively, if Adjusted EBITDA is a liquidity measure, revise to reconcile it to cash provided by operating activities as the most directly comparable GAAP-basis measure. Please provide us with the proposed revised disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K. In addition, provide us with additional detail regarding the adjustment for non-recurring transaction, implementation, legal, regulatory and other costs.

9. You state that Adjusted Free Cash Flow is used as "an indicator of the Company's operating performance," but it has a label that suggests it is a liquidity measure. Please revise to clarify the nature of this measure and, if it is a liquidity measure, better explain how it provides useful information to investors and provide a reconciliation to cash provided by operating activities. Alternatively, if it is a performance measure, tell us how you determined it is appropriate to call it Adjusted Free Cash Flow and explain why there appear to be cash-based adjustments. Please provide us with the proposed revised disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 100.05 of the non-GAAP C&DIs. With your response, please also address your presentation of Adjusted Free Cash Flow on a segment basis.

10. We note your disclosure of Adjusted EBITDA and Adjusted Free Cash Flow based on the results you expect to achieve for the three months ending March 31, 2024. We also note the statement that you do not provide reconciliations on a forward-looking basis. Tell us how you determined that the calculations provided are appropriate and explain how your presentation is consistent with Item 10(e)(1)(i)(B) of Regulation S-K. If your are relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K, provide the reason such reconciliation has not been provided, the information that is not available, and the significance of that information. Refer to Question 102.10(b) of the non-GAAP C&DIs.

11. Please tell us how your reconciliation of GAAP Operating Income to Adjusted EBITDA on a consolidated basis is consistent with the requirement per Item 10(e)(1)(i)(B) of Regulation S-K to reconcile non-GAAP measures to the most directly comparable GAAP-basis measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology